FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of July 2006

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc. (Registrant) Date: July 17, 2006 Form 6-K	By: Amélie Laliberté Name:Amélie Laliberté Title: Manager Investor Relations

EXHIBIT INDEX

Exhibit 1 Exhibit 2 Exhibit 3 Exhibit 4 Exhibit 5 Exhibit 6 Exhibit 7

Description
Virginia signs agreement with the Nunavik Mineral Exploration Fund on the Willbob project
Exploration budget of over $6 million for the next six months
Acquisition of a 100% interest in the Lac Gayot property
1st Quarterly Report
Managment's Discussion and Analysis
Modified certification of interim fillings Gaétan Mercier
Modified certification of interim fillings Andre Gaumond